

Mail Stop 3030

September 22, 2009

Mr. David J. Schramm
Chief Executive Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, California 92123

      RE: **Maxwell Technologies, Inc.**
                Form 10-K for the fiscal year ended December 31, 2008
                Filed February 20, 2009
                File No. 1-15477

Dear Mr. Schramm:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jeffrey Jaramillo
                        Accounting Branch Chief